

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2011

James A. Bianco, M.D.
Chief Executive Officer
Cell Therapeutics, Inc.
501 Elliott Avenue West
Suite 400
Seattle, Washington 98119

> **Re: Cell Therapeutics, Inc.**
> **Preliminary Proxy Statement**
> **Filed April 14, 2011**
> **File No. 001-12465**

Dear Dr. Bianco:

We have limited our review of your filing to the issue we have addressed in our comment below. Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

Proposal 1, page 6

1. Please revise your disclosure to describe any plans, arrangements or understandings, written or oral, relating to the issuance of any of the newly authorized shares that would be available as a result of the proposed increase in the company's authorized shares. If you have no such plans, arrangements or understandings, please revise your disclosure to so state.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please feel free to contact Laura Crotty, Staff Attorney, at (202) 551-3563 or me at (202) 551-3715 with any questions.

    Sincerely,

    Jeffrey P. Riedler
    Assistant Director